

CAPITOL FEDERAL® FINANCIAL, INC.

January 22, 2013

N E W S   R E L E A S E

Media Contact: Capitol Federal® – Mary W. Lenz – (785) 231-6255

For Immediate Release

MORRIS ELECTED TO
CAPITOL FEDERAL® FINANCIAL, INC. BOARD OF DIRECTORS

During its recent annual meeting held Tuesday, January 22, Capitol Federal® Financial, Inc. (CFFN) announced the election of James G. "Jim" Morris to its board of directors. This same announcement also is effective for the Capitol Federal® Savings Bank board of directors.

A certified public accountant, Morris retired from KPMG LLP on September 30, 2012, after having served as partner-in-charge of the financial services practice of the firm's Kansas City office. When the firm was known as Peat Marwick Mitchell & Co, Morris joined in 1976 as an auditor and was promoted to partner in 1988. At KPMG, Morris served a wide range of financial services clients, including banks, thrifts, mortgage companies, investment advisors and real estate companies.

Chairman John B. Dicus remarked, "Mr. Morris' accounting and auditing background and extensive experience working with companies in the financial services industry make him a valuable addition to the board."

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